Exhibit 99.1

ASML Obtains Regulatory Approvals for Acquisition of HMI

VELDHOVEN, the Netherlands, 26 October 2016 – ASML Holding NV (ASML) today announces that it has obtained all necessary regulatory approvals to complete the acquisition of Hermes Microvision, Inc. (HMI) [3658TT], as announced on 16 June 2016.

ASML obtained merger clearance from the Taiwanese Fair Trade Commission, the Competition Commission of Singapore and the Korean Fair Trade Commission. The Investment Commission of Taiwan and the Committee on Foreign Investment in the United States (CFIUS) have also granted the necessary approvals.

As previously announced, the shareholders of HMI approved the transaction on 3 August 2016. All conditions to closing of the transaction have now been fulfilled, except for those conditions that can be satisfied only at the closing. ASML expects to close the transaction in the fourth quarter of 2016.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 15,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect the timing of closing of the acquisition. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, that the transaction may not be consummated at all, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML and HMI do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.